UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of July 17, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact Kristin Brobakke
Telephone (+47) 22 53 27 44
Cellular (+47) 91 84 06 81
E-mail kristin.brobakke@hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 17 July 2002:

Norsk Hydro and the European Commission have agreed to settle amicably the dispute related to the previous marketing of gas from the Norwegian continental shelf through the Gas Negotiation Committee (GFU).

The Norwegian Government and the companies involved maintain that the GFU system was imposed upon the companies by the Norwegian State and hence was in compliance with the competition rules of the EC or the EEA.

The GFU system was abolished by Royal Decree on 21 June 2001. Consequently, the companies on the Norwegian Continental Shelf are now at liberty to sell their own gas individually. On this basis, Norsk Hydro has given the European Commission confirmation that it will market and sell its gas individually.

In accordance with its current trading practice, Norsk Hydro has agreed to make available on commercially competitive terms a total of 2.2 bcm of gas to new customers in the period from 1 June 2001 to 30 September 2005. A part of this volume has already been contracted.

" I am very satisfied that this matter has been resolved in such a favourable manner. The sales commitments we have made will be discharged within the scope of the strategy drawn up for Hydro's sales of gas. We are also very pleased with the cooperation we have enjoyed with the Norwegian authorities in this matter," states Hydro's President and CEO Eivind Reiten.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: July 17, 2002

Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v4